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COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina
Acting Chief Financial Officer
011-525-55-629-8866

Leon Ortiz
Treasurer
011-525-55-447-5836

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.
                             AND SUBSIDIARIES REPORT
                    FOURTH QUARTER AND FULL YEAR 2002 RESULTS

(Mexico City, February 27, 2003) Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and subsidiaries ("TFM") today reported fourth quarter and full year 2002 results.

OPERATIONAL RESULTS FOR THE FOURTH QUARTER OF 2002

TFM experienced 6.5 percent growth in volume during the fourth quarter in spite of the economic downturn and no recovery in foreign trade. The growth reflected higher volume in the intermodal, chemical, and mineral product segments. The continuing conversions of traffic from truck to rail transport also contributed to higher fourth quarter volume. Consolidated net revenues for the three months ended December 31, 2002, were $179.7 million, which represents an increase of $7.9 million or 4.6 percent from revenues of $171.8 million for the same period in 2001. This figure includes $13.4 million from Mexrail operations. (Mexrail financials were consolidated with TFM starting in 2002.) The increase in revenues resulted from the consolidation of Mexrail figures. Revenues were also negatively affected by reduced auto shipments, continued shifts in length of haul, and by the devaluation of Peso denominated instruments and currency.

Consolidated operating profit for the fourth quarter of 2002 was $33.0 million, including a $2.0 million operating loss from Mexrail operations, representing a decrease of $6.7 million from the fourth quarter of 2001. The operating ratio (operating expenses as a percentage of revenues) for the fourth quarter of 2002 was 81.7 percent including Mexrail operations (79.0 percent without Mexrail). Operating expenses were reduced during the fourth quarter as a result of continuous cost control measures and more efficient operations.


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OPERATIONAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002

Consolidated net revenues for the year ended December 31, 2002, were $712.1 million, which represents an increase of $44.3 million or 6.6 percent from the year ended December 31, 2001, including the $51.6 million from Mexrail operations as mentioned above. These results reflect the consolidation of Mexrail for the 12-month period.

Consolidated operating profit for the year ended December 31, 2002, was $153.3 million, resulting in an operating ratio of 78.5 percent. The consolidated operating ratio without Mexrail was 76.1 percent.

FINANCIAL EXPENSES

Net financial expenses incurred in the year ended December 31, 2002 were $96.7 million including $22.6 million in amortization of discount debentures and $13.0 million of interest from the new $180.0 million bond maturing in 2012. TFM recognized a $17.4 million foreign exchange loss resulting from the depreciation of the Mexican Peso relative to the U.S. dollar.

EBITDA

EBITDA for the year ended December 31, 2002, including Mexrail, was $239.1 million compared to $240.1 million for the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, the company's accounts receivable balance decreased to $203.9 million from $209.6 million at December 31, 2001, mainly due to the recovery of interline accounts and the reimbursement of the dividend that was declared null. Outstanding trade receivables were below 30 days.

TFM incurred capital expenditures of $36.4 million during the fourth quarter of 2002. Gross capital expenditures for the full year were $89.4 million, invested in the improvement of TFM and Mexrail lines and additions in operating capacity and intermodal terminals.

As of December 31, 2002, TFM had an outstanding net debt balance of $991.1 million, including $122.0 million of refinanced U.S. commercial paper, a new $128.0 term loan, and $32.0 million in cash and cash equivalents. During September 2002 TFM refinanced its U.S. Commercial Paper Program with a new U.S. Commercial Paper Program and the Term Loan referred to above. During June 2002, TFM issued $180.0 million of 12.5 percent senior notes due 2012. The net proceeds from this new debt were used in July 2002 to acquire the shares of Grupo Transportacion Ferroviaria Mexicana consisting of 24.6 percent of the total capital stock, held by Ferrocarriles Nacionales de Mexico. The total debt of TFM was also increased by the accretion of the $22.6 million for the Senior Discount Debentures for the first six months of 2002.


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This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S.-Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.

                           FINANCIAL TABLES TO FOLLOW

             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                        Consolidated Statement of Income
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                     Three months ended           Year ended
                                        December 31,               December 31,
                                     -------------------      -----------------
                                                                            2001
                                     2002(1)        2001      2002(1)     (Audited)
                                   ---------    ---------    ---------    ---------
Transportation revenues              179,738    $ 171,844      712,140    $ 667,826
                                   ---------    ---------    ---------    ---------

Operating expenses                  (126,046)    (112,496)    (476,270)    (434,626)
Depreciation and amortization        (20,738)     (19,628)     (82,552)     (77,287)
                                   ---------    ---------    ---------    ---------
Total cost                          (146,784)    (132,124)    (558,822)    (511,913)
                                   ---------    ---------    ---------    ---------

Operating profit                      32,954       39,720      153,318      155,913
                                   ---------    ---------    ---------    ---------

Other income (expenses) - net        (12,701)     (11,140)     (19,255)      34,638
                                   ---------    ---------    ---------    ---------

Financial expenses - net             (28,442)     (19,371)     (96,748)     (82,569)
Exchange profit (loss) - net          (3,014)       5,788      (17,411)       2,783
                                   ---------    ---------    ---------    ---------
Net comprehensive financing cost     (31,456)     (13,583)    (114,159)     (79,786)
                                   ---------    ---------    ---------    ---------

Income before taxes                  (11,203)      14,997       19,904      110,765
     and minority interest
Deferred income tax                  (10,873)       6,171      (30,233)      (4,674)
                                   ---------    ---------    ---------    ---------
Income before minority interest      (22,076)      21,168      (10,329)     106,091

Minority interest                      4,460       (4,184)       2,341      (21,213)
                                   ---------    ---------    ---------    ---------

Net income for the period          ($ 17,616)   $  16,984    ($  7,988)   $  84,878
                                   =========    =========    =========    =========

(1) It includes Mexrail Inc.and Subsidiary for the whole period.

The consolidated financial statements were prepared in accordance with International Accounting Standards.

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             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                           Consolidated Balance Sheet
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                                      December 31,  December 31,
                                                        2002 (1)        2001
                                                                       (Audited)
                                                      ------------  -----------
Assets
Current assets
    Cash and cash equivalents                           $   32,042    $   52,786
    Accounts receivable - net                              203,926       209,636
    Materials and supplies                                  20,261        22,262
    Other current assets                                    12,202         9,645
                                                        ----------    ----------
                    Total current assets                   268,431       294,329
Due from Mexican Government - net                                0        81,892
Concession, property and equipment - net                 1,832,289     1,773,361
Other assets                                                34,646        11,942
Deferred income tax                                        100,972       133,487
                                                        ----------    ----------
Total assets                                            $2,236,338    $2,295,011
                                                        ==========    ==========

Liabilities and stockholders' equity
Current liabilities
    Commercial paper and capital
    lease due within one year                           $   18,553    $  264,936
    Accounts payable and accrued expenses                  129,348        85,822
                                                        ----------    ----------
                  Total current liabilities                147,901       350,758
    Long-term debt  and capital lease obligation         1,004,552       573,075
    Other non-current liabilities                           41,922        20,769
                                                        ----------    ----------
                    Long-term liabilities                1,046,474       593,844
                                                        ----------    ----------
Total liabilities                                        1,194,375       944,602
                                                        ----------    ----------
Minority interest                                          329,619       391,589
                                                        ----------    ----------
Stockholders' equity
    Capital stock                                          807,008       807,008
    Treasury shares                                       -204,904             0
    Effect on purchase of subsidiary shares                -33,562             0
    Retained earnings                                      143,802       151,812
                                                        ----------    ----------
                 Total stockholders' equity                712,344       958,820
                                                        ----------    ----------
Total liabilities and stockholders' equity              $2,236,338    $2,295,011
                                                        ==========    ==========

     (1) It includes Mexrail Inc.and Subsidiary.

The consolidated financial statements were prepared in accordance with International Accounting Standards.

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             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                      Consolidated Statement of Cash Flows
                 (Amounts expressed in thousands of US dollars )
                                  (Unaudited )

                                                                Three months ended            Year ended
                                                                   December 31,               December 31,
                                                              ----------------------    ----------------------
                                                                                                       2001
                                                                2002(1)        2001      2002(1)     (Audited)
                                                              ---------    ---------    ---------    ---------
Cash flows from operating activities:
Net income for the period                                     ($ 17,616)   $  16,984    ($  7,988)   $  84,878
                                                              ---------    ---------    ---------    ---------
Adjustments to reconcile net income to net cash
   provided by operating activities :
         Depreciation and amortization                           20,738       19,628       82,552       77,287
         Discount on senior secured debentures                        3       11,737       22,563       45,423
         Amortization of deferred financing costs                 1,585          964        5,140        3,498
         Other non cash item                                      9,369       (6,203)      34,711      (23,066)
         Changes in working capital                              12,843       (5,940)      93,410      (74,336)
                                                              ---------    ---------    ---------    ---------
         Total adjustments                                       44,538       20,186      238,376       28,806
                                                              ---------    ---------    ---------    ---------
Net cash provided by operating activities                        26,922       37,170      230,388      113,684
                                                              ---------    ---------    ---------    ---------
Cash flows from investing activities:
         Investment in Mex-Rail                                       0            0      (44,000)           0
         Acquisitions of property and equipment - net           (36,381)     (21,642)     (89,355)     (66,455)
         Sale of equipment                                         (420)         983          642        1,902
                                                              ---------    ---------    ---------    ---------
Net cash used in investing activities                           (36,801)     (20,659)    (132,713)     (64,553)
                                                              ---------    ---------    ---------    ---------
Cash flows from financing activities:
         Proceeds payments of commercial paper - net                  0      (15,026)    (143,262)     (25,156)
         Proceeds from revolving credit facility - net                0            0      152,656            0
         Proceeds from term loan                                      0            0      128,000            0
         Principal payments under capital lease obligations           0            0            0       (4,227)
         Dividend paid                                                0      (21,329)           0            0
         Income tax on dividends                                      0       (7,000)           0            0
         Acquisitions of GTFM's shares                                0            0     (256,130)           0
                                                              ---------    ---------    ---------    ---------
Net cash (used in) provided by financing activities                   0      (43,355)    (118,736)     (29,383)
                                                              ---------    ---------    ---------    ---------
Increase in cash and cash equivalents                            (9,879)     (26,844)     (21,061)      19,748
Cash and cash equivalents
         Beginning of period                                     41,921       79,630       53,103       33,038
                                                              ---------    ---------    ---------    ---------
         End of period                                        $  32,042    $  52,786    $  32,042    $  52,786
                                                              =========    =========    =========    =========

(1) It includes Mexrail Inc.and Subsidiary for the whole period.

The consolidated financial statements were prepared in accordance with International Accounting Standards.

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